EXHIBIT 99.4

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

We, Bruce G. Wilcox, Gerry Sheehan and Charles Selby, together Directors and members of the Management Committee of the Board of Directors of NXT Energy Solutions Inc., certify the following:

1.	Review: We have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of NXT Energy Solutions Inc. (the “issuer”) for the interim period ended March 31, 2023.

2.	No misrepresentations: Based on our knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on our knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer and us are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and us have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer and us used to design the issuer’s ICFR is the Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

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5.3	N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2023 and ended on March 31, 2023 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 15, 2023

“/s/ Charles Selby”
Charles Selby
Lead Director and member of the Management Committee of the Board of Directors

“/s/ Bruce G. Wilcox”
Bruce G. Wilcox
Director and member of the Management Committee of the Board of Directors

“/s/ Gerry Sheehan”
Gerry Sheehan
Director and member of the Management Committee of the Board of Directors

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